

November 19, 2012

Via E-mail
Alfonso J. Cervantes
President
Trig Acquisition 1, Inc.
641 Lexington Avenue, Suite 1526
New York, NY 10022

> **Re:** **Trig Acquisition 1, Inc.**
> **Form 8-K**
> **Filed October 24, 2012**
> **File No. 000-54070**

Dear Mr. Cervantes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In the next amendment, please revise throughout so that events which have occurred are referenced in the past tense, not the future tense. See, for instance, the last sentence of the second paragraph under Trilogy IR Agreement under Item 1.

2. In the next agreement, please sequentially number the pages.

Item 1.01 Entry into a Material Definitive Agreement

Share Exchange Agreement

3. We note that in connection with the share exchange transaction, the minority shareholder transferred all of the shares of Grilled Cheese that it held in exchange for $500,000 and 845,000 shares of the company's common stock. Please tell us and explain in the notes

to your financial statements how the $500,000 payment made to this shareholder will be accounted for in your financial statements.

Item 1. Description of Business

Business Overview

4. Please provide us with support and revise to explain how your business model is "effective in the use of social media and location booking to secure high sales per stop." In this regard, please revise the second paragraph of this section to explain what makes your social media strategy "unique."

5. Please balance your statements in the second paragraph of this section by disclosing your net loss for the six months ended June 30, 2012 and that your food and beverage sales declined compare to the prior year period because of your shift in focus to greater customer service. We note in this regard your disclosure in Results of Operations.

6. We note the losses for the most recent six month stub period. If it appears that you will have losses for this fiscal year, please revise to remove the present tense statement that you "operate profitably."

7. Please provide us with objective support for your statement that David Danhi is a "successful chef and food industry entrepreneur" or revise to characterize this as your belief.

Our Corporate History and Background

8. We refer to the conversion of $512,500 principal amount of Bridge Notes into shares of common stock on the day the Share Exchange closes. Please tell us and explain in the notes to your financial statements how you will account for the conversion of these notes into common shares on the date of the share exchange, including the number of shares issued, how the number of shares to be issued was calculated or determined and whether any accrued interest was paid on the date of conversion or was also accrued and converted into common stock.

Material Agreements

9. We note agreements with multiple parties entered into by TRIG Acquisition related to finding a suitable business combination as well as general consulting services. Please tell us, and revise to disclose whether such agreements will continue after the Share Exchange with Grilled Cheese. To the extent these agreements will continue, please tell us how you have accounted for the cost of such agreements in your financial statements. Where common stock was issued as payment to such consultants, please tell us how the

fair value of common stock was determined on the date of issuance. We may have further comment upon receipt of your response.

10. To the extent any of the material agreements entered into under this section are with related parties, please revise the notes to your financial statements to describe the details of each arrangement in accordance with ASC 850-10-50.

11. Please provide your analysis of why the price of your common stock was valued at $0.001 per share when you issued it on April 12, 2012 and two dollars a share when you issued warrants on July 16, 2012.

Our Business Strategy

12. Please provide us with support for your statement that your franchise opportunity is "one of the least expensive entry points" into the quick service restaurant industry.

13. Please revise to remove references to the potential return on investment in the first year of franchise operations or explain to us why this information is relevant to investors in your common stock. Please similarly revise the fourth paragraph under "Franchise costs."

14. Please revise each of the bullet points under the caption "Enhancing sales margins and profitability" to clarify whether you have completed these steps or whether these are aspirational goals. Specifically address whether you have entered into purchasing contracts or have acquired new food trucks that satisfy the requirements you describe or whether it is your aspiration to do so.

The franchise business model

15. Please discuss in detail the method(s) you anticipate utilizing to assist prospective franchisees to secure financing to acquire a franchise. Disclose the estimated expenditures of this assistance to the extent material.

16. Please describe what control, if at all, you will exercise over what locations franchisees will select for food trucks and discuss whether franchisees will be subject to some form of customer service standards. We note in this regard your disclosure in Results of Operations regarding customer service.

17. Please revise to disclose the royalty payment percentage and the percentage markup on sales of food and supplies. Since these are costs that competitor food trucks will not have to pay if they offer identical products, please add a risk factor about the risk that your food trucks will be overpriced as a result.

18. Tell us how you will avoid having to pass along significant additional transportation costs to your outlets and franchisees by requiring them to purchase supplies from you. If appropriate, add a risk factor.

Franchise costs

Brick and Mortar – Fixed location Grilled Cheese Truck Restaurants

19. Please disclose the anticipated timeframe for opening fixed locations. Describe the development of the fixed location model, whether you will develop company-owned restaurants, and discuss how operating and franchising fixed locations differs from operating and franchising mobile food trucks. Please add risk factor disclosure describing the attendant risks of operating and franchising fixed locations.

The veteran franchise business strategy

20. Please briefly explain how the VetFran program works and clarify whether you are or intend to be listed in the VetFran directory. If there are minimum requirements that a franchisor must satisfy to be listed in the directory, please describe. Additionally, please discuss in detail the role the Clark Group Agreement will have in the veteran franchise business strategy.

21. In this regard, please file the Clark Group Agreement as an exhibit to your amended Form 8-K or advise.

Item 1A. Risk Factors

22. Please add risk factors describing the risks because you do not appear to have experience managing significant franchise operations and because your business plan relies upon substantial, rapid expansion. Also, either add risks about the possibility that the food truck phenomenon may turn out to be a fad, that other cities might prove less accepting of food trucks for a variety of reasons, e.g., too hot in Houston, significantly cheaper rent for restaurants in other places, and that the publicity provided to a local chef's entering the business is unlikely to be repeated in other cities.

Our ability to grow and compete in the future

23. Please revise to quantify the estimated amount of capital you anticipate will be required to implement your short-term business plan.

The Notes have a mandatory conversion date

24. Please revise this risk factor by disclosing the maximum number of shares of common stock that may be issued upon conversion of the Notes.

If the SEC does not declare a registration statement effective

25. Please remove this risk factor as it is not applicable in a document other than in conjunction with a registered offering of securities.

Because our directors and executive officers are among our largest shareholders

26. Please quantify the percentage of common stock controlled by each of your named executive officers.

Management's Discussion and Analysis of Operations

Overview

27. Please disclose the anticipating timeframe for implementation of the new POS system and, if material, the estimated expenditures to acquire and implement the POS system. If you have not identified a specific system that you intend to acquire, please revise to clarify this.

28. We note the presentation of the non-GAAP measures non-GAAP cost of sales, non-GAAP expenses, as well as non-GAAP operating margin in your MD&A. Given your disclosure that food preparation occurs in the commissary and that these expenses are recurring in nature, it is unclear why management believes reclassifying such a large portion of expenses from cost of sales to other expense is useful for assessing the company's ongoing operations. Please tell us, and revise to disclose, why you believe that presentation of non-GAAP cost of sales, non-GAAP expenses and non-GAAP operating margin are useful to investors and explain how management uses each of these measures. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

29. Also, your discussion of results of operations for all periods presented focuses on your non-GAAP results of operations as presented in the tables of non-GAAP information included in MD&A rather than on your historical results of operations as presented in its financial statements prepared in accordance with GAAP. Please revise your discussion of your results of operations for all periods presented to discuss your results of operations as determined in accordance with GAAP more prominently than any related discussion of any non-GAAP measures. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

Results of Operations

Six Months Ended June 30, 2012 Compared with Six Months Ended June 30, 2011

30. Please discuss in greater detail how you determine "strategically located venues" and discuss how you measure customer satisfaction and contentment. Additionally, please

reconcile the discussion here with the location booking process you reference in Business Overview, which appears to focus on "high sales per stop." Explain more clearly how a 12% decrease in revenue resulted from the increased popularity of your food trucks.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

General and administrative expenses

31. Please discuss in greater detail how you "leverage your fixed cost base" and "achieve economies of scale." In your revised disclosure, please identify and quantify your significant fixed costs and discuss how your franchise-based growth model will improve, reduce, or will not affect economies of scale."

Item 4. Security Ownership of Certain Beneficial Owners and Management

32. Please identify in a footnote the natural person(s) who exercise voting power and investment power over the securities held by TRIG Capital Group, LLC.

Item 5. Directors and Executive Officers

33. Please remove the ticker symbol from the biography of David Horin.

34. Please briefly explain what a "noted platform rollup specialist" is in the biography of Robert Lee or delete.

Item 11. Description of Securities

Warrants

35. Please tell us and explain in the notes to your financial statements how you have valued and accounted for the various issuances of warrants in your financial statements. Your response and revised disclosure should also clarify whether the warrants were determined to be equity or liabilities and should explain your basis or rational for the accounting treatment used for the warrants. You should also explain whether such warrants will remain outstanding following the share exchange transaction. As part of your revised disclosure, please also explain how the proceeds of the private placement on October 18, 2012 were allocated between the notes and warrants issued and indicate how any related debt discount is being accreted to expense in your financial statements.

Exhibit 99.1 Financial Statements

General

36. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: David Danhi
        Chief Executive Officer
        Grilled Cheese Truck